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February 2, 2010

Bob L. Corey
Accounting Chief Executive Officer, Senior
Vice President and Chief Financial Officer
Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, CA 95051

      Re: Extreme Networks, Inc.
            Form 10-K for the Fiscal Year Ended June 28, 2009
            Filed on August 28, 2009

Dear Mr. Corey:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief